Exhibit 1

Community Trust Bancorp, Inc.

346 North Mayo Trail

P.O. Box 2947

Pikeville, Kentucky 41502

NEWS RELEASE

FOR IMMEDIATE RELEASE

October 29, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT & CEO, COMMUNITY TRUST BANCORP, INC., AT (606) 437-3294.

Community Trust Bancorp, Inc., (NASDAQ-CTBI) today announced the declaration of a 10% stock dividend to shareholders of record on December 1, 2003. The dividend will be distributed on December 15, 2003. This dividend is in addition to the quarterly cash dividend of $0.23 per share which will be paid on January 1, 2004, to shareholders of record on December 15, 2003. This represents an increase of 10% in the quarterly cash dividend after adjusting for the stock dividend.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern, northern, central, and south central Kentucky, and 5 banking locations in southern West Virginia.